UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

 Specialized Disclosure Report

ARLO TECHNOLOGIES, INC.
(Name of registrant as specified in its charter)

Delaware	001-38618	38-4061754
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3030 Orchard Parkway, San Jose, California		95134
(Address of principal executive offices)		(Zip Code)

Brian Busse
(408) 890-3900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Arlo Technologies, Inc. (the “Company”) evaluated its current product families and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. As a result, the Company has prepared, and is filing with this Form, a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2019 is provided as Exhibit 1.01 hereto and also is publicly available at: https://investor.arlo.com as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2019 is provided as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARLO TECHNOLOGIES, INC.
(Registrant)

	By:	/s/ Brian Busse
Brian Busse
General Counsel and Corporate Secretary

Dated: May 29, 2020